                                                                   EXHIBIT 99.11

[TRIZEC CANADA LOGO]

                                                     BCE Place, 181 Bay Street
                                                     Suite 3820, Box 800
                                                     Toronto, Ontario, Canada
                                                     M5J 2T3

                                                     Tel 416 682 8600
                                                     Fax 416 364 5491

June 7, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Agence nationale d'encadrement du secteur financier
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

                               TRIZEC CANADA INC.
                            REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of Trizec Canada Inc. (the "Corporation") held on June 1, 2004. At the Meeting, Shareholders were asked to consider certain annual meeting matters and other special business.

The matters voted upon at the Meeting and the results of the voting were as follows:

ITEM 1 - CONFIRM AUTHORITY OF THE BOARD OF DIRECTORS TO FIX THE NUMBER OF DIRECTORS

By a vote, conducted by way of a show of hands, the special resolution empowering the directors of the Corporation to set the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation was approved.

ITEM 2 - ELECTION OF DIRECTORS

By a vote, conducted by way of a show of hands, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

      Howard L. Beck
      C. William D. Birchall
      Dr. Alan R. Hudson
      Donald L. Lenz
      Peter Munk
      Robert B. Wickham

[TRIZEC CANADA LOGO]                                                      Page 2

ITEM 3 - APPOINTMENT OF AUDITORS

By a vote, conducted by way of a show of hands, PricewaterhouseCoopers LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.

ITEM 4 - CONFIRMATION OF BY-LAW NO. 1

By a vote conducted by way of a show of hands, the ordinary resolution confirming By-law No. 1 of the Corporation, being a by-law relating generally to the conduct of the affairs of the Corporation, was approved.

                              TRIZEC CANADA INC.

                              By     /s/ B. Wickham
                                 ----------------------------------------------
                                 Robert B. Wickham
                                 Senior Vice President, Chief Financial Officer and Corporate Secretary